CONFIRMATION AND ACKNOWLEDGEMENT

On the behalf of Bio-Carbon Solutions International Inc. (the “Company”), the undersigned hereby confirms that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its reports and other filings with the Securities and Exchange Commission;

•
Comments from staff of the Securities and Exchange Commission or changes to disclosure in response to those comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings made with the Securities and Exchange commission; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Executed this 11 th day of April, 2011.

By::
Name: Luc C Duchesne
Title: